LYNCH, CHAPPELL & ALSUP
A Professional Corporation
The Summit, Suite 700
300 North Marienfeld
Midland, Texas 79701
(432) 683-3351
Telecopier (432) 683-8346
February 16, 2006
Via EDGAR and Federal Express
Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C. 20549-7010
Attn: Melissa Campbell Duru

Re:	Natural Gas Services Group, Inc. Registration Statement on Form S-1 File No. 333-130879
Dear Ms. Duru:
     Set forth below are the responses of Natural Gas Services Group, Inc., a Colorado corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated January 31, 2006, with respect to the Company’s Registration Statement on Form S-1 (File No. 333-130879) (the “Registration Statement”). Where applicable, the Company’s responses indicate the additions, deletions or revisions it included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment in bold text. The references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 1 that the Company is filing today via EDGAR.
Use of Proceeds, page 16
     1. Please specify the approximate amount of proceeds you anticipate receiving from the offering. Further, in the second bullet point, quantify the term “portion” or explain why you cannot do so at this time.
     Response. The Company has revised and added disclosure in response to this comment. See page 18 of Amendment No. 1.
     In addition to the changes made under “Use of Proceeds” on page 18, the Company has also revised or added certain other disclosures, all of which are indicated in the enclosed marked copies of Amendment No. 1.
     We are enclosing with this letter four paper copies of Amendment No. 1, two of which have been marked to show changes from the initial filing of the Registration Statement on January 6, 2006.

     Please do not hesitate to call the undersigned at (432) 688-1304 or (432) 683-3351 with any comments or questions regarding this letter or the above-referenced Registration Statement.

Very truly yours,
/s/ Thomas W. Ortloff

Thomas W. Ortloff

Enclosures (via Federal Express only)

cc:	Melissa Campbell Duru (Securities and Exchange Commission) Stephen C. Taylor (Issuer) Larry Herman (Morgan Keegan & Company, Inc.) Charles H. Still, Jr. (Bracewell & Giuliani) Josh Ham (Firm)